
May 24, 2016

Via E-mail
Mr. Joseph A. Hoffman, Esq.
Andrews Kurth LLP
Dallas, TX 75201

> **Re:** **Stratus Properties Inc.**
> **Definitive Additional Soliciting Materials**
> **Filed May 18, 23 and 24, 2016 by Carl E. Berg, David M. Dean and**
> **Michael Knapp**
> **File No. 001-37716**

Dear Mr. Jones:

We have reviewed the above-captioned filings and have the following comments.

Definitive Additional Soliciting Materials filed May 18, 2016

General

1. Please advise us, with a view toward providing revised disclosure in future soliciting material, as to what consideration was given to whether non-GAAP financial measures were disclosed, and if so, the extent to which any plans exist to provide the additional disclosures required under Item 10(e) of Regulation S-K.

2. Please characterize the following statements, and all similar statements, as your belief:

    - "…[Stratus'] financial underperformance over the years…"
    - "…Stratus' poor corporate governance practices that are not in the best interests of the Stratus Stockholders."

3. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Please provide supplemental support in your response for the following statements:

    - "Protect your investment in Stratus by electing the Berg Group's two highly qualified, independent and experienced director nominees…" (pages 2 and 10).
    - "Stratus made no public or SEC disclosures of the real reasons for Mr. Lenehan not being nominated for re-election as a director."
    - "…a too-large portion of Stratus' revenues come from a single asset, the Block 21 property in downtown Austin, Texas.

- "These practices make the Stratus Board less accountable to stockholders and are not consistent with the current standards of good corporate governance."

If no reasonable factual bases exist, refrain from making such statements in future filings.

Definitive Additional Soliciting Materials filed May 23, 2016

4.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Please provide supplemental support in your response for the following statements:

- "…the Austin metro area itself has been one of the best real estate markets in the country over the past 20 years. The performance of Stratus stock bears no resemblance to the increase in Austin land and real estate prices over the past 10 years or so."
- "All of those properties are prime locations within ten miles from downtown Austin, Texas."
- "…this land assemblage was and still is some of the best developable land in Austin."
- "Consequently, at that date, Stratus had under development just over 7% of the total of 1,767 acres of land to which Stratus holds rights and was therefore allowing significant assets to lie fallow."
- "…Stratus had violated a loan covenant."
- "This capital was recycled principally to fund the development of Block 21, a $300 million hotel, condominium and entertainment property in downtown Austin, which has been the primary source of Stratus' declining revenues over the past 3 years."
- "…virtually every asset is encumbered with debt…with interest rates of over 7%–literally hundreds of basis points more than healthy REITs or even private developers pay."
- "Substantially all of this increase was comprised of equity grants or options to executive officers and current members of Stratus' Board of Directors."
- "All of the company's assets are encumbered with more debt than Stratus has ever before carried. Moreover, any value accretion going forward will have to overcome expensed and capitalized overhead of between $8 million and $10 million per year."
- "During most of that time Stratus has been a highly levered land owner in one of the best markets in the country."

Please provide support for these statements or similar statements in future filings or refrain from making such statements.

Definitive Additional Soliciting Materials filed May 18, 23 and 24, 2016

5.   Please provide a brief legal analysis in support of the assertion that Mr. Berg "disclaims any obligation to update the information or opinions contained in this letter." Otherwise, please remove this statement.

        You may contact Justin A. Kisner, Staff Attorney, at (202) 551-3788, or me at (202) 551-3266 if you have any questions.

                                        Sincerely,

                                        /s/ Nicholas P. Panos

                                        Nicholas P. Panos
                                        Senior Special Counsel
                                        Office of Mergers and Acquisitions